Exhibit (a)(5)(C)

For immediate release:	Media Contact:
December 15, 2010	Joan Campion
(212) 733-2798
Joan.Campion@Pfizer.com

Investor Contact:
Suzanne Harnett
(212) 733-8009
Suzanne.Harnett@Pfizer.com

Pfizer Extends Tender Offer To Acquire

King Pharmaceuticals, Inc.

NEW YORK, N.Y, December 15, 2010 - Pfizer Inc. (NYSE: PFE) today announced that its wholly-owned subsidiary, Parker Tennessee Corp., has extended the expiration date of its tender offer for all outstanding shares of common stock of King Pharmaceuticals, Inc. (NYSE: KG) for $14.25 per share, net to the seller in cash, without interest thereon and subject to any required withholding taxes. The tender offer is now scheduled to expire at 12:00 midnight, New York City time on Friday, January 21, 2011 (which is the end of the day on January 21, 2011), unless further extended. The tender offer was previously scheduled to expire at 12:00 midnight, New York City time, on Friday, December 17, 2010. All other terms and conditions of the tender offer remain unchanged.

The tender offer is being extended because certain conditions to the tender offer will not be satisfied as of the previously scheduled expiration date, including the expiration or earlier termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and applicable foreign antitrust or competition laws. Pfizer and King are now targeting a first-quarter 2011 completion of the tender offer, assuming satisfaction of the conditions to the tender offer, including receipt of the appropriate regulatory clearances.

American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, has indicated that, as of the close of business on December 14, 2010, approximately 116,531,910 shares of King’s common stock had been validly tendered and not withdrawn pursuant to the tender offer, representing approximately 46.6% of the outstanding shares of King common stock.

The Depositary for the tender offer is American Stock Transfer & Trust Company, LLC, Operations Center, Attn: Reorganization Department, P.O. Box 2042, New York, New York 10272-2042. The Dealer Manager for the tender offer is J.P. Morgan Securities LLC, 383 Madison Ave, 5th Floor, New York, NY 10179. The Information Agent for the tender offer is Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902. The tender offer materials may be obtained at no charge by directing a request by mail to Morrow & Co., LLC or by calling toll-free at (800) 607-0088 or (203) 658-9400, and may also be obtained at no charge at www.pfizer.com and the website maintained by the SEC at www.sec.gov. Additionally, any questions related to the tender offer may be directed to Morrow & Co., LLC at the mailing address or telephone numbers provided above.

Pfizer Inc.: Working together for a healthier world™

At Pfizer, we apply science and our global resources to improve health and well-being at every stage of life. We strive to set the standard for quality, safety and value in the discovery, development and manufacturing of medicines for people and animals. Our diversified global health care portfolio includes human and animal biologic and small molecule medicines and vaccines, as well as nutritional products and many of the world’s best-known consumer products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as the world’s leading biopharmaceutical company, we also collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, Pfizer has worked to make a difference for all who rely on us. To learn more about our commitments, please visit us at www.pfizer.com.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, that was filed by Pfizer and Parker Tennessee Corp. with the SEC on October 22, 2010, as amended. In addition, King filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC on October 22, 2010, as amended. Shareholders are strongly advised to read carefully these documents, as they may be amended or supplemented from time to time, because they contain important information that shareholders should consider before any decision is made with respect to the tender offer.

The Tender Offer Statement on Schedule TO and related materials may be obtained at no charge by directing a request by mail to the Information Agent, Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902, or by calling toll-free at (800) 607-0088 or (203) 658-9400, and may also be obtained at no charge at www.pfizer.com and the website maintained by the SEC at www.sec.gov. Additionally, any questions related to the tender offer may be directed to Morrow & Co., LLC at the mailing address or telephone numbers provided above.

DISCLOSURE NOTICE: This release contains “forward-looking statements” related to the acquisition of King by Pfizer that are not historical facts. Pfizer has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this release include, without limitation, statements regarding the expected timing of the completion of the tender offer for King by Pfizer. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties.

Risks and uncertainties related to the acquisition of King by Pfizer that could cause results to differ from expectations include: uncertainties as to the timing of the transaction; uncertainties as to how many of King’s shareholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; and the risk of shareholder litigation, including the disposition of currently pending litigation, in connection with the transaction.

Pfizer undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this announcement are qualified in their entirety by this cautionary statement.

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